Exhibit 99.1

Afya Limited Issues Guidance for 2nd Half of 2019

On-track to Deliver 2019 Pro Forma Adjusted EBITDA above R$300 million

Nova Lima, Brazil, September 2, 2019 (GLOBE NEWSWIRE) – Afya Limited, or Afya (Nasdaq: AFYA), today issued guidance for results for the second half of 2019 (2H19).

Afya’s management disclosed guidance in order to clarify that the combination of 1H19 results and the guidance for 2H19 are in line with expected Pro Forma Adjusted EBITDA above R$300 million for the full year 2019.

2H 2019 Guidance:

Guidance for 2H19	Important considerations
Pro Forma Net Revenues is expected between R$415 million and R$430 million	• Excludes the net revenues of IPEC or any other acquisition that may be concluded in 2H19
Pro Forma Adjusted EBITDA margin is expected between 38% and 40%

•    Eliminates the impact of the adoption of IFRS 16 in 2019

•    Excludes the Adjusted EBITDA of IPEC or any other acquisition that may be concluded in 2H19

•    Definition of Adjusted EBITDA included in Afya’s 2Q19 earnings release and at the end of this press release

Reconciliation of 1H19 Pro Forma Net Revenues for 1H19 and Guidance for 2H19 Pro Forma Net Revenues is expected between R$415 million and R$430 million. This figure excludes the net revenues of IPEC or any other acquisition that may be concluded in 2H19.

Given the 1H19 results and the 2H19 Guidance numbers above, Pro Forma Net Revenues for the full year of 2019 is expected between R$817 million and R$832 million.

Reconciliation of 1H19 Pro Forma Adjusted EBITDA for 1H19 and Guidance for 2H19 Pro Forma Adjusted EBITDA margin is expected between 38% and 40%. Please note that it is important to consider that we eliminate the impact of the adoption of IFRS 16 in 2019 and these figures exclude the adjusted EBITDA of IPEC or any other acquisition that may be concluded in 2H19.

Given the 1H19 results and the 2019 Guidance numbers above, Pro Forma Adjusted EBITDA for the full year of 2019 is expected between R$308 million and R$322 million.

What is expected to support a higher performance in 2H19 vs 1H19?

•	The maturation of several medical schools is expected to result in a higher enrollment base in 2H vs 1H of each year. For instance, our medical school enrollment base totaled 6,300 students as of the end of August 2019 compared to 5,550 students as of end of June 2019.

•	We expect to improve efficiencies and extract synergies of companies acquired along 2Q19 (FASA and IPEMED), which is expected to improve revenues and margins of such companies in 2H19.

Conference Call and Webcast Information

Afya will hold a conference call to discuss its Guidance on September 3rd, 2019 at 10:30 a.m. Sao Paulo time (9:30 a.m. ET). For those wishing to participate by telephone, please follow the instructions below:

US/CANADA Participant Dial-In Number: 1-844-204-8942 or 1-412-717-9627

and ask for the Afya call. Afya will also broadcast the conference call on the Afya website at https://ir.afya.com.br/.

Afya will archive a telephone replay of the call until September 8, 2019. To access the replay,

+55 11 3193-1012, conference ID:6324269. To access the webcast replay, please visit Afya's website.

Forward – Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which statements involve substantial risks and uncertainties. All statements other than statements of historical fact could be deemed forward looking, including risks and uncertainties related to statements about our competition; our ability to attract, upsell and retain customers; our ability to increase the price of our solutions; our ability to expand our sales and marketing capabilities; general market, political, economic, and business conditions, and our financial targets such as revenue, share count and IFRS and non-IFRS financial measures including gross margin, operating margin, net income (loss) per diluted share, and free cash flow.

We undertake no obligation to update any forward-looking statements made in this press release to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law. The achievement or success of the matters covered by such forward-looking statements involves known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, our results could differ materially from the results expressed or implied by the forward looking statements we make. You should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent our management’s beliefs and assumptions only as of the date such statements are made. Further information on these and other factors that could affect our financial results is included in filings we make with the Securities and Exchange Commission from time to time, including the section titled “Risk Factors” in our most recent Rule 424(b) prospectus. These documents are available on the SEC Filings section of the investor relations section of our website at: https://ir.afya.com.br/.

Non-GAAP Financial Measures

To supplement the Company's consolidated financial statements, which are prepared and presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board—IASB, we use Pro Forma Adjusted EBITDA information for the convenience of investors, which is a non-GAAP financial measure. A non-GAAP financial measure is generally defined as one that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measure.

We calculate our Pro Forma Adjusted EBITDA as pro forma net income plus/minus net financial result plus income taxes expense plus depreciation and amortization plus interest received on late payments of monthly tuition fees, minus payment of lease liabilities plus share-based compensation plus/minus non-recurring expenses.

We present Pro Forma Adjusted EBITDA because we believe these measures provide investors with a supplemental measure of the financial performance of our core operations that facilitates period-to-period comparisons on a consistent basis. The non-GAAP financial measures described in this press release are not a substitute for the IFRS measures of earnings. Additionally, our calculations of Pro Forma Adjusted EBITDA may be different from the calculations used by other companies, including our competitors in the education services industry, and therefore, our measures may not be comparable to those of other companies.

About Afya: Afya is a leading medical education group in Brazil based on number of medical school seats, delivering an end-to-end physician-centric ecosystem that serves and empowers students to be lifelong medical learners from the moment they join us as medical students through their medical residency preparation, graduation program, and continuing medical education activities.

Contact: Investor Relations: ir@afya.com.br